UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3; NYSE: LINX) in compliance with the provisions of Article 157, § 4, of Law 6,404, as amended and in force, and CVM Instruction 358, as amended, announces the acquisition the totality of CR Sistemas Ltda. (“Humanus”), by entering today into the Purchase and Sale Agreement between the sellers and Linx Sistemas e Consultoria Ltda. (“Linx”), wholly owned subsidiary of Linx S.A.

Founded in 1998, Humanus provides payroll management and HCM software to midsize companies in different industries. Its cloud-based solutions serve 1,300 companies in Brazil, with expected gross sales of BRL 10.4 million in 2020.

For the acquisition, Linx will pay a total of BRL 13.6 million in fixed installments and, subject to the achievement of financial and operational goals for the years between 2021 and 2023, will pay the amount of up to BRL 2.4 million. Additionally, Linx will retain the amount of BRL 3.0 million subject to the absence of contingencies, setting the total transaction amount to BRL 19 million.

This is another step by Linx to strengthen the back-office solutions of its end-to-end platform considering the high labor intensity in retail and the greater demand for people management tools. The transaction also reinforces the possibility of accelerating the penetration of Linx's Digital Account and future credit offers.

The acquisition was approved by the Company's Board of Directors on the date of the signing of the Agreement, pursuant to article 23, item (xxvii) of the Company's Bylaws, and the assumptions provided for in article 256 of the Brazilian Corporation Law were not verified.

São Paulo, September 4, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer